Exhibit 12


                 RATIO OF EARNINGS (DEFICIENCY) TO FIXED CHARGES
                                   (Unaudited)

(In thousands, except ratio)

                                                 Fiscal year ended January 31,              Nine
                                                                                           Months
                                                                                           ended
                                                                                           October
                                      2002      2003      2004      2005        2006      31, 2006
                                    -------   -------   -------   --------    --------    --------
Earnings (Deficiency)               $68,794   $34,575   $26,928   $(73,511)   $(35,001)   $(19,301)
                                    -------   -------   -------   --------    --------    --------

Interest expense                      7,815     4,363     1,764      5,535      10,941      10,362
Rentals                               1,499     1,301     1,233      1,652       2,079       1,625
                                    -------   -------   -------   --------    --------    --------
Total fixed charges                 $ 9,314   $ 5,664   $ 2,997   $  7,187    $ 13,020    $ 11,987
                                    -------   -------   -------   --------    --------    --------

Ratio of earnings (deficiency) to
fixed charges                          7.39      6.10      8.98        (A)         (A)         (A)
                                    =======   =======   =======   ========    ========    ========


(A) Due to the Company's losses in the fiscal years ended January 31, 2005 and 2006, and the nine months ended October 31, 2006, the ratio for these periods was less than 1:1. The Company would have had to generate additional earnings of $80,698, $48,021 and $31,288 respectively, to achieve a coverage ratio of 1:1.

      The ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings" represent the aggregate of (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, net of (a) interest capitalized and (b) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense calculated as one-third of rental expense.